Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a presentation used by TD Banknorth Inc. at the Friedman, Billings, Ramsey & Co., Inc. 2005 Investor 2005 Conference on November 29, 2005.

Friedman, Billings, Ramsey & Co., Inc. 2005 Investor Conference November 29, 2005 Peter J. Verrill Sr. EVP & Chief Operating Officer Building on Strength

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward- looking statements to reflect events or circumstances that occur after the date on which such statements were made. Note on Forward-Looking Information

Who is TD Banknorth Inc.? Headquartered in Portland, Maine Approximately 55% owned by TD Bank Financial Group (TD) $32 billion in assets as of 9/30/05 More than 1.3 million households throughout New England and upstate New York Over 7,800 employees Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community-banking model based on local decision-making and superior service Poised for growth

Solid Financial Services Franchise in New England and New York Nearly 400 branches and over 550 ATMs 28 Wealth Management Group offices 71 Bancnorth Investment Group offices* 23 Banknorth Insurance Group offices Current TD Banknorth Branch Locations 61 Maine 75 New Hampshire 154 Massachusetts 44 Connecticut 36 Vermont 27 New York *Based on number of reps. housed in the branches as well as in centralized locations. In association with Bancnorth Investment Group Inc., a subsidiary of PrimeVest Financial Services, Inc.

Community Banking Model Bank presidents in each state responsible for all major decisions affecting their customers and communities; Local decision-making authority and loan authority; React and make decisions quickly; Superior local service; Target both the middle/small business commercial market and consumer market; Deposit gathering focused on core deposits; Cross sell additional services including insurance and investments.

TD Bank Financial Group Overview

TD Banknorth Inc.

Q3 2005 Business Segment Earnings Mix[1]



TD Securities (Wholesale)
$130
TD Waterhouse (Wealth)
$99
TD BNK (U.S. P&C)
$70
$434
TD Canada Trust
(Personal & Commercial)

Four main business segments:

Personal and Commercial Banking
- #1 or #2 market share in most retail products
- 10 million customers, including 4.5 million on-line customers
- Over 1,000 branches across Canada
- About 2,400 automated banking machines

Wealth Management
- #1 in discount, #1 in private investment counsel and #2 in estates and trusts
- TD Waterhouse - #1 discount brokerage in Canada
- TD Waterhouse USA - top 5 discount brokerage in the US, 143 branches

Wholesale Banking
- A leading Canadian full service corporate and investment bank
- Serving corporate, government and institutional clients globally

TD Banknorth
- U.S. based personal, small business and commercial bank

1. Before the amortization of intangibles and items of note disclosed on page 1 of the Q3 2005 TD Bank Financial Group Report to Shareholders. Net income before the amortization of intangibles and related terms used in this presentation are not defined items under Canadian GAAP and may not be comparable to similar terms used by other issuers. See page 13 of the TDBFG 2004 Annual Report for an explanation of how TD Bank reports and a reconciliation to reported (Canadian GAAP) results.

6

An Example of How Being Part of TD Helps TD Banknorth In Q3 2005, TD Banknorth issued $229 MM in subordinated debt in Canada in a private placement. The sub debt qualified as Tier 2 capital and improved TD Banknorth's Total Risk Based Capital ratio by approximately 100 basis points. TD Bank Financial Group ("TD") guaranteed the debt thereby allowing us to lower our funding costs by approximately 6.3 basis points. In addition, underwriting costs were significantly lower as the issue was marketed directly in Canada. Overall, we estimate that by working with TD and TD Securities on the private placement, TD Banknorth's funding cost was effectively lowered by approximately $425 thousand per year.

Consistently Strong Performance 10 consecutive years of operating EPS growth; Strong profitability 29% cash ROE as of 9/30/05 51% cash efficiency ratio as of 9/30/05 Consistent, strong core loan and deposit growth; Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue; Superior asset quality.

Strong Loans & Deposit Growth Loans 2000 10.8 2001 12.7 2002 14.1 2003 16.3 2004 18.6 2004 5-yr. CAGR 13.6% Loans $ Billions Deposits 2000 12.1 2001 14.2 2002 15.7 2003 17.9 2004 19.2 2004 5-yr. CAGR 10.4% Deposits $ Billions 8.57% 7.97% 6.69% 5.29% 5.65% 4.13% 3.51% 2.05% 1.08% 1.34% Loan and Lease Yields Interest-Bearing Deposit Rates

Other Income Growth and Improved Efficiency Other income 2000 226.6 2001 239.2 2002 267.2 2003 324.7 2004 347.5 2004 5-yr. CAGR 12.7% Noninterest income (excluding securities gains/(losses) $ Millions Efficiency ratio 2000 0.5281 2001 0.5219 2002 0.5248 2003 0.5094 2004 0.504 Cash efficiency ratio Cash Efficiency Ratio excludes securities gains/(losses), merger and consolidation costs, prepayment penalties on borrowings, and amortization of intangible assets.

Strong Asset Quality Total Assets 2000 0.0037 2001 0.0039 2002 0.0029 2003 0.0024 2004 0.0028 NPA's as a % of Total Assets Average Loans 2000 0.0024 2001 0.0033 2002 0.0029 2003 0.0024 2004 0.0021 Net charge-offs as a % of Avg. Loans NPA's as a % of Total Assets have remained relatively stable while Total Assets have increased by 57% from 2000-2004.

Solid Earnings Growth Net Income 2000 252 2001 267 2002 312 2003 362 2004 402 Cash Operating Earnings* $ Millions 2004 5-yr. CAGR 11.4% * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets.

2000 2001 2002 2003 2004 Excl. Merger/Consolidation Costs 1.74 1.88 2.09 2.21 2.31 GAAP 1.32 1.68 1.99 2.15 1.75 Cash Operating Earnings* GAAP * Earnings excluding merger and consolidation costs, deleveraging losses and the amortization of identifiable intangible assets. EPS Growth Per Diluted Share

Net Interest Margin

History of Successful Acquisitions Acquisitions are a core competency TD Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in the first full year All acquisitions have met or exceeded financial targets Completed 25 acquisitions since 1987 10 acquisitions completed since 2000 in higher growth markets of Massachusetts and Connecticut 11 insurance agency acquisitions since 1997. Same integration team has been working together for the past 15 years

What Differentiates TD Banknorth? Strong management team with a proven track record. We do what we say we'll do. Well-positioned for both organic and acquisition growth in higher growth markets in the Northeast. Access to capital to implement growth strategy as part of TD. Superior asset quality.

Hudson United Overview

Litchfield Hartford Tolland Windham New London Middlesex New Haven Fairfield Hudson United TD Banknorth ME NY NH VT MA CT NJ PA RI Hartford Philadelphia Boston Significant Expansion in CT and Natural Extension into the Mid-Atlantic Region

TD Banknorth views Hudson United as an ideal entry point into several key markets. Very similar strategy to BNK's successful entries into Connecticut and Massachusetts. Hudson United will provide a springboard for BNK to grow market share in the Mid-Atlantic region through future acquisitions and de novo expansion. TD Banknorth is familiar with the competitors in Hudson United's markets and has successfully competed with them in other regions. Source: SNL Financial. Data as of June 30, 2004. Rank excludes institutional deposits. Includes Bergen, Passaic, Essex and Hudson counties. Includes Orange, Dutchess, Westchester, Putnam, Ulster, Rockland and Sullivan counties. Hudson United Provides an Ideal Entry Point and a Springboard for TD Banknorth to Grow Deposit Share in Attractive Markets

Hudson United Provides TD Banknorth with a Presence in More Affluent and Higher Growth Markets Highly Populated Markets Median Household Income (2004) Source: SNL Financial. All data presented is weighted average by deposits at the county level. Northern New Jersey consists of Bergen, Passaic, Essex and Hudson counties. Projected population change from 2004-2009. Median Household Income Amount Hudson United 62827.8509286489 TD Banknorth 54930.2035298924 Fairfield County 72694 New Jersey 61779 U.S. 46475

Summary Financial Overview 1. Assumes consummation date of March 31, 2006. Includes purchase accounting and pro forma adjustments.

Update on Hudson United Registration Statement filed with the SEC. Regulatory applications are in process. Integration planning going well. Shareholder votes anticipated in mid January with closing in first quarter of 2006.

Questions & Answers

Appendix

TD Banknorth Inc. and Subsidiaries Reconciliation Table - Non-GAAP Financial Information

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's management uses these non-GAAP measures in its analysis of the Company's performance. These measures typically adjust GAAP performance measures to exclude the effects of charges and expenses related to the consummation of mergers and acquisitions and costs related to the integration of merged entities, as well as the amortization of intangible assets in the case of "cash basis" performance measures. These non-GAAP measures also may exclude other significant gains or losses that are unusual in nature, such as security gains and prepayment penalties incurred in connection with deleveraging strategies. Because these items and their impact on the Company's performance are difficult to predict, management believes that presentations of financial measures excluding the impact of these items provide useful supplemental information that is essential to a proper understanding of the operating results of the Company's core businesses. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Note on Non-GAAP Financial Information

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Additional Information about the Transaction